Exhibit 99

J. P. MORGAN CHASE & CO.
And
MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.

The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 in accordance with generally accepted accounting principles.

As of or for the year ended December 31,				Heritage JP Morgan Chase Only
(Dollars in millions)	2007	2006	2005	2004 (c)	2003

Balance Sheet Data

Total Loans	$519,374	$483,127	$419,148	$402,114	$214,766
Total Assets	$1,562,147	$1,351,520	$1,198,942	$1,157,248	$770,912

Total Deposits	$740,728	$638,788	$554,991	$521,456	$326,492
Total Liabilities	$1,438,926	$1,235,730	$1,091,731	$1,051,595	$724,758

Allowance for Credit Losses	$10,084	$7,803	$7,490	$7,812	$4,847

Stockholder's Equity	$123,221	$115,790	$107,211	$105,653	$46,154

(in millions)				Heritage JPMorgan Chase only
As of or for the year ended December 31,	2007	2006	2005	2004	(f)	2003

Selected income statement data
Noninterest revenue	$44,966	$40,757	$34,693	$26,209		$20,384
Net interest income	26,406	21,242	19,555	16,527		12,807

Total net revenue	71,372	61,999	54,248	42,736		33,191
Provision for credit losses	6,864	3,270	3,483	2,544		1,540
Total noninterest expense	41,703	38,843	38,926	34,336		21,878

Income from continuing operations before income tax expense	22,805	19,886	11,839	5,856		9,773
Income tax expense	7,440	6,237	3,585	1,596		3,209

Income from continuing operations	15,365	13,649	8,254	4,260		6,564
Income from discontinued operations (a)	0	795	229	206		155

Net income	$15,365	$14,444	$8,483	$4,466		$6,719

(c)
On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase.  Accordingly, 2004 results include six months of the combined Firm’s results and six months of heritage JPMorgan Chase results.

(f)
On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase.  Accordingly, 2004 results include six months of the combined Firm’s results and six months of heritage JPMorgan Chase results.

J.P. Morgan Chase & Co. will provide without charge a copy of the Form 10-K for the fiscal year ended
December 31, 2007 and a copy of the most recent quarterly Consolidated Reports of Condition and Income filed with the Board of Governors of the Federal Reserve System, with exhibits omitted. Written requests should be directed to: Office of the Secretary, J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

The information set forth above relates to and has been obtained from J.P. Morgan Chase & Co. The delivery of this 10-K shall not create any implication that there has been no change in the affairs of J.P. Morgan Chase & Co since the date hereof, or that the information contained herein or referred to above is correct as of any time subsequent to its date.